UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALCATEL-LUCENT USA INC.

ALCATEL LUCENT

(Name of Subject Companies)

Alcatel-Lucent USA Inc., as Issuer, and Alcatel Lucent, as Parent Guarantor

(Name of Filing Persons (identifying status as offeror, issuer or other person))

2.875% Series B Convertible Senior Debentures due 2025

(Title of Class of Securities)

549463AH0

(CUSIP Number of Class of Securities)

Alcatel-Lucent USA Inc.

Attn: Barbara Larsen

600 Mountain Avenue

Murray Hill, NJ 07974

(Name and address of agent for service)

(908) 582-8500

(Telephone number, including area code, of agent for service)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Proskauer Rose LLP

Lauren K. Boglivi, Esq.	Frank Zarb, Esq.
Eleven Times Square	1001 Pennsylvania Avenue, N.W.
New York, NY 10036-8299	Washington, D.C. 20004-2533
(212) 969-3000	(202) 416-6800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$765,000,000	$104,346

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Series B Convertible Senior Debentures due 2025, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 13, 2013, $765 million nominal aggregate principal amount of such Debentures was outstanding, resulting in an aggregate maximum purchase price of $765 million.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT

Pursuant to the Indenture, dated as of June 4, 2003, between Alcatel-Lucent USA Inc. (formerly known as Lucent Technologies Inc.), a Delaware corporation (the “Company”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (the “Parent Guarantor”), and BNY Mellon (formerly known as The Bank of New York), as trustee, as amended and supplemented by each of the First Supplemental Indenture, dated as of June 4, 2003, the Second Supplemental Indenture, dated as of November 3, 2006 and the Third Supplemental Indenture, dated as of December 29, 2006 (as amended and supplemented, the “Indenture”), and the Company’s 2.875% Series B Convertible Senior Debentures due 2025 (the “Debentures”), which are fully and unconditionally guaranteed by the Parent Guarantor, the Company is filing this Tender Offer Statement on Schedule TO (this “Schedule TO”) with respect to the right of each holder (each “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures, as set forth in the Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013 (as amended or supplemented from time to time, the “Company Purchase Notice”).

Holders may tender their Debentures prior to 11:59 p.m., New York City time, on June 12, 2013.

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 Through 9.

As permitted by General Instruction F to Schedule TO, the information set forth in the Company Purchase Notice, which is responsive to Items 1 through 9, is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Not applicable. The consideration being paid to Holders upon surrender of their Debentures consists solely of cash, the right of each Holder to sell and the obligation of the Company to purchase the Debentures pursuant to the Indenture are not subject to any financing conditions and the offer is for all outstanding securities of the subject class. The financial condition and results of operations of the Parent Guarantor and its subsidiaries, including the Company, are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCATEL-LUCENT USA INC.

By:	/s/ Barbara K. Larsen
Name:	Barbara K. Larsen
Title:	Vice President

ALCATEL LUCENT

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Operating Officer and Chief Financial Officer

Dated: May 14, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013.

(a)(1)(B)*	Press release, dated May 14, 2013, issued by the Company and the Parent Guarantor.

(b)	Credit and Guaranty Agreement, dated January 30, 2013, by and among the Company, as borrower, the Parent Guarantor, as parent and a guarantor, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Credit Suisse AG, as administration agent and collateral agent, Goldman Sachs Bank USA, as syndication agent, and the subsidiary guarantors and lenders from time to time party thereto (incorporated by reference to Exhibit 4.2 to the Parent Guarantor’s Annual Report on Form 20-F filed on March 12, 2013 (File No. 001-11130)).

(d)(1)	Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 4, 2003, as filed by Lucent Technologies Inc. on June 25, 2003 (File No. 001-11639)).

(d)(2)	First Supplemental Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 4, 2003, as filed by Lucent Technologies Inc. on June 25, 2003 (File No. 001-11639)).

(d)(3)	Second Supplemental Indenture, dated November 30, 2006, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1.3 to our Post-Effective Amendment No. 2 to the Parent Guarantor’s Registration Statement on Form F-3, as filed on December 16, 2006 (File No. 333-138670)).

(d)(4)	Revised Form of Third Supplemental Indenture by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1.4 to our Post-Effective Amendment No. 2 to the Parent Guarantor’s Registration Statement on Form F-3, as filed on December 16, 2006 (File No. 333-138670)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.